ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

YEAR ENDED JANUARY 31, 2013

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

This Management Discussion and Analysis (“MD&A”) is dated May 24, 2013 and unless otherwise noted, should be read in conjunction with the Company’s consolidated financial statements (“Financial Statements”) for the year January 31, 2013 and the comparable year ended January 31, 2012 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2013 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

HIGHLIGHTS

On December 19, 2012, the Company announced the completion of its transaction (the “Transaction”) with Scorpio Gold Corporation (TSX V:SGN) (“Scorpio”) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio. Subsequent to the announcement of the non-binding letter of intent with Scorpio on August 29, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the Transaction was ultimately concluded. During the interim, the Company focused on a maintenance and upkeep program.

The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012. Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, Canadian dollars, 3 million common shares of Scorpio and the assumption by Scorpio of approximately $12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of $16.681 million) which were owed by the Company to Waterton Global Value, L.P., (“Waterton”) the Company’s principal creditor.

The completion of the Transaction followed a special meeting of the Company’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Subsequent to the closing of the Transaction and the sale of its material mineral properties, the Company has used the net proceeds from the Transaction to fund ongoing operations and to repay existing creditors including through the sale of the Company’s remaining properties and assets.

On January 31, 2013, the Company sold its royalty on the Piñon Railroad Property to XDM Royalty Corp. (“XDM”), for $900,000 Canadian dollars ($902,126 US dollars).

On January 31, 2013, the Company sold the 3 million common shares it received from Scorpio on the sale of its Goldwedge and Piñon property interests and the related assets thereto to Waterton for $1,650,000 Canadian dollars ($1,651,320 US dollars).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge Project was located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge Project was the property of primary focus and with the sale of that property together with the Piñon property pursuant to the Transaction, the Company’s principal focus is to fund ongoing operations and to pay existing creditors including through the sale of its remaining properties and assets. The Goldwedge Project was considered to be an advanced exploration development project that was fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s current portfolio of gold exploration projects consists of the Fondaway Canyon and Dixie-Comstock properties. The Company also has a venture in a coal exploration project, namely the Kentucky Project. See “Mineral Properties – Remaining Properties and Assets” below.

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred net income of $5,291,142, as a result of the one-time gain on the sale of property interests and related assets of $14,171,405 and the gain on the sale of the royalty of $866,505 during the year ended January 31, 2013 (2012-loss of $6,451,698) and has an accumulated deficit of $39,262,352 (2012-$44,553,494). In addition, the Company has a working capital deficiency of $252,103 at January 31, 2013 (2012-$5,184,281).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves and confirmation of the Company’s interest in the underlying mineral claims, both of which are uncertain. The Company continues an ongoing effort to dispose of one or more of its remaining interests on an advantageous basis. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations is uncertain and dependent upon the ability to raise financing and/or to dispose of one or more of its remaining interests on an advantageous basis. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project, represented the Company’s most advanced project and was located in the Manhattan district of Nye County, Nevada, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the NDEP. The Company had been completing, prior to the slowdown in activity, the refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The mill was commissioned in April 2012. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds were in place. Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently, newly mined material. The plant feed material was processed into gold doré on site. The Company had completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development included the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the earlier program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development was concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. Prior to the current slowdown, mineralized material was sampled daily and analyzed for gold content at the Company’s onsite assay laboratory. The assay laboratory was refurbished and had been approved by the NDEP.

Prior to the Transaction with Scorpio, the Company had recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $183,445, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviewed calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company. This ARO was assumed by Scorpio.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Project Expenditures

During the year ended January 31, 2013, the Company's exploration and evaluation expenditures on the Goldwedge Project were $2,803,375 (2012-$2,682,229). For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Future Programs

As a result of the recent Transaction with Scorpio, the Company sold the Goldwedge Project and will no longer be incurring expenditures on the Goldwedge Project.

Piñon Project

The Piñon property was made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the year ended January 31, 2013, the Company's exploration and evaluation expenditures on the Piñon property were $104,696 (2012-$107,388). As a result of the recent Transaction with Scorpio, the Company sold the Piñon Project and will no longer be incurring expenditures on the Piñon Project. The ARO, in the amount of $28,495, was assumed by Scorpio. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Remaining Properties and Assets

Dixie-Comstock Project

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totaled approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoined the Company's Goldwedge Mine. The land package included a number of exploration targets which were of interest to the Company. This land package was included in the Transaction with Scorpio. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, currently, the property included in the Dixie-Comstock claim group, is 100% owned by the Company. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Fondaway Canyon Project

The Fondaway Canyon property is located in Churchill County, Nevada. During the year ended January 31, 2013, the Company’s exploration and evaluation expenditures on the Fondaway Canyon and Dixie-Comstock Properties were $67,817 (2012-$67,817). For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Kentucky Project

The Kentucky Project is located in Wolfe County, Kentucky. During the year ended January 31, 2013, the Company’s exploration and evaluation expenditures on the Kentucky Project were $161,317 (2012-$96,922). Included in the total exploration and evaluation expenditures were penalties totaling $145,000 issued by the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (“DMER”) and is seeking forfeiture of the Company’s reclamation bond. Refer also to “Contingencies” (b), below. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company continues to review all options with this project. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company has recorded asset retirement obligations (“AROs”) on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,774 and on the Kentucky Project $104,873, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%. In connection with the recent Transaction with Scorpio, as noted above, the AROs with respect to the Goldwedge and Piñon Projects were assumed by Scorpio.

Sale of Royalty

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project. This royalty was sold to XDM on January 31, 2013 for $900,000 Canadian dollars ($902,126).

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP and in Kentucky, by the Kentucky Division of Mine Reclamation and Enforcement and the Kentucky Division of Mine Permits, both divisions of the Kentucky Energy and Environment Cabinet. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests. The Company believes it is conducting its operations in a manner that is consistent with governing environmental legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

OVERALL PERFORMANCE

The Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the prior year’s third quarter and a further $4,000,000 in two loan extensions, $2,000,000 on May 8, 2012 and $2,000,000 on June 27, 2012, bringing the total on the facility to $12,000,000. The Gold Stream Facility had allowed the Company to focus primarily on its Goldwedge Project and its primary objective of completing the processing plant (mill). During the prior year’s fourth quarter, management hired two main contractors to carry out the completion of the mill, which was commissioned earlier in the year. The Company continued to prepare the mill for production before the slowdown in operations. During the year ended January 31, 2013, the Company had incurred $2,704,338 (2012-$1,619,341) in expenditures, including capitalized interest of $895,055 (2012-$54,216), on the mill construction. The Company benefited from negotiations management held with the two contractors hired to carry out the completion of the mill during the fourth quarter and was able to reduce the amounts outstanding to these two contractors by approximately $686,000, which was accounted as a reduction of the construction costs. The mill construction costs included significant electrical upgrades, new installations and expenditures related to various test runs. During the construction, the Company encountered many challenges with the existing equipment, due to mechanical failure requiring repeated repairs and replacement. These costs would have begun to be depreciated, once the mill was in production, but the mill was included in the recent Transaction with Scorpio.

The Company’s net income for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share) and for the year ended January 31, 2012 a net loss of $6,451,698 ($0.08 loss per share), an increase of $11,742,840. The increase is the result of the one-time gain of $14,171,405 on the Transaction with Scorpio and the gain on the sale of the royalty of $866,505, offset substantially, by the increased finance costs of $3,597,760, on the Gold Stream Facility. The funds made available by the Gold Stream Facility allowed the Company to carry out its mine development and mill construction activities. In addition, general and administrative expenditures were reduced by $564,883, primarily due to lower professional fees and corporate development costs.

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the remaining resource properties which is dependent on the underlying mineral claims and the Company’s ability to dispose of one or more of its remaining interests, on an advantageous basis.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

SELECTED FINANCIAL INFORMATION

	Twelve	Twelve
	months ended	months ended
	January 31,	January 31,
	2013	2012

Total revenues	nil	nil

Net income (loss) for the year	$5,291,142	$(6,451,698)

Basic and diluted income (loss) per share	$0.06	$(0.08)

Total issued common shares	83,953,825	83,853,825

Equipment, net	$23,716	$2,084,336

Total liabilities (excluding long- term debt and related embedded derivative)	$3,303,319	$3,361,101

Total long-term debt and related embedded derivative	-	$6,102,644

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended Jan-31 2013 $	Ended Oct-31 2012 $	Ended July-31 2012 $	Ended Apr-30 2012 $	Ended Jan-31 2012 $	Ended Oct-31 2011 $	Ended Jul-31 2011 $	Ended Apr-30 2011 $
Finance Income	3,048	3,103	511	612	2,285	801	708	497
Exploration	(75,902)	(393,582)	(1,260,127)	(1,407,594)	(1,056,814)	(999,865)	(722,789)	(174,888)
General & administrative	279,927	(266,758)	(1,555,326)	(702,079)	(2,278,160)	(202,442)	(257,793)	(70,724)
Gain on sale of royalty	866,505	-	-	-	-	-	-	-
Gain on sale of property interests	14,171,405	-	-	-	-	-	-	-
Other (expenses) income	(205,017)	(3,201,269)	(843,270)	(123,045)	608,991	(1,280,855)	(12,481)	(8,169)

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Net income (loss)	15,039,966	(3,858,506)	(3,658,212)	(2,232,106)	(2,723,698)	(2,482,361)	(992,355)	(253,284)
Basic & diluted income (loss) per share	0.18	(0.05)	(0.04)	(0.03)	(0.03)	(0.03)	(0.01)	(0.00)
Weighted average number of shares	83,885,036	83,878,202	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

FINANCIAL PERFORMANCE

Revenue

The Company’s Goldwedge Project was the property of main focus. It was still in the exploration and development stage. Until sufficient work had been completed to confirm the technical feasibility and commercial viability of this project, no material revenue had or will be earned. No revenue has been earned during the year or any previous years on any of the Company’s properties.

Expenses

The Company’s net income for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share) compared to a loss of $6,451,698 ($0.08 loss per share) for the year ended January 31, 2012, an increase of $11,742,840. The primary reasons for the significant increase over the prior year, was the result of the one-time gain on the sale of property interests and related assets to Scorpio in the amount of $14,171,405 and the gain on the sale of the royalty of $866,505, offset substantially, by the increased finance cost of $3,597,760, on the Gold Stream Facility. As a result of the slowdown at the end of August 2012, the Goldwedge mine was operating on a maintenance and upkeep basis after this date and exploration and evaluation expenditures increased by only $121,146 on the Goldwedge Project and $182,849 overall on all properties, for the year ended January 31, 2013 compared to the year ended January 31, 2012. The Company also benefited from the progress made by management with several major suppliers to settle outstanding balances owing, resulting in a savings of approximately $ 187,000 of expenditures previously expensed. On an ongoing basis, management continued to assess the performance of its workforce, making changes where necessary, many of which were carried out in the first quarter. Management was continually challenged with recruiting quality employees who were willing to accept the challenges of working in this remote location. Until the slowdown, the Company continued to focus on mine development, maintaining a full shift of underground miners to the end of August. Consulting, wages and salaries decreased by $502,239 on the Goldwedge Project and $ 529,297 on all properties, for the year ended January 31, 2013 compared to the year ended January 31, 2012, primarily due to the slowdown at the end of August. The Company was also able to benefit from the net proceeds on the sale of exploration and development ore in the amount of $367,521, during the year, with no comparable amount in the prior year.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

General and administrative expenses decreased by $564,883, mainly attributable to a reduction in professional fees of $465,433 compared to the prior year. Again, through negotiation with certain significant service providers to settle outstanding balances owing, the Company was able to save approximately $157,000 of expenditures previously expensed. In addition, legal fees in connection with ongoing litigation reduced towards the end of the year. Share based payments totaled $429,496 which represented the vested amount during the year for the stock options granted on January 20, 2012. Corporate development expenses were also lower for the year ended January 31, 2013 compared to the prior year, in the amount of $83,105, due to the reduction in services provided by the investor relations consultant after the slowdown and not having incurred expenses in the absence of a January annual general meeting, as in the prior year. Also, significantly impacting the net income for the year, were the financing costs associated with the Gold Stream Facility, a total of $4,310,582, an increase of $3,597,760 over the prior year. The increase in the financing costs was attributable to the fair value of the Gold Stream Facility, prior to the sale to Scorpio and the higher interest incurred for the year ended January 31, 2013 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and its recent financing arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing and/or the ability to dispose of one or more of its remaining interests on an advantageous basis.

As at January 31, 2013, the Company had cash and cash equivalents of $201,565. Cash used in operating activities was $4,285,822 for the year ended January 31, 2013. During the year ended January 31, 2013, the Company experienced a net increase in non-cash working capital items of $552,285, which was due to an increase in accounts payable and accrued liabilities of $524,769 and a reduction in sundry receivables and prepaids of $62,539, offset by a decrease in due to related parties of $35,023. As at January 31, 2013 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2013, the Company had cash and cash equivalents of $201,565 compared to $629,553 as at January 31, 2012, to settle current liabilities of $3,195,672 compared to $6,120,109 as at January 31, 2012. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity. In addition, included in sundry receivables and prepaids are amounts receivable on the sale of the Scorpio common shares to Waterton, in the amount of $1,651,320 and on the sale of the royalty to XDM of $900,720.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

During the year ended January 31, 2013, the Company had received additional advances from Waterton, in the amount of $600,000. These advances were non-interest bearing and were paid subsequent to the year-end. In addition, on the Transaction with Scorpio, the Gold Stream Facility was fully extinguished.

As at January 31, 2013, the Company had 83,953,825 common shares issued and outstanding and stock options outstanding to acquire 3,800,000 common shares of the Company. As of the date hereof 3,050,000 stock options were outstanding of which 2,550,000 stock options were exercisable that would raise $635,000 if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian publicly held company, as at January 31, 2013, was $30,000. The Company believes that the certificate representing the Sharpe shares was in the possession of former management of the Company. Current management of the Company has been unable to locate the certificate and the Company is currently attempting to have Sharpe and/or its transfer agent issue a replacement certificate. If a replacement certificate is not obtained in due course, management may consider taking other action to obtain a replacement certificate including initiating a legal claim. With a replacement certificate, the Company would be in a position to sell the shares to raise funds to settle outstanding obligations. The investment is considered an available for sale investment and the Company has recorded other comprehensive loss on this investment of $63,875 and recorded an impairment loss on the investment in the amount of $56,125 for the year ended January 31, 2013.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe Resources Corporation (“Sharpe”), the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. The Company exercised the option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

(b) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

With the sale to Scorpio of the Goldwedge and Pinon properties and assets referred to in “Highlights” above, the Company’s principal focus is to fund ongoing operations and to pay existing creditors including through the sale of its remaining properties and assets. Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, certain amounts received after year-end and included in sundry receivable and prepaids as at January 31, 2013, funds obtained from the exercise of stock options, other financing transactions and possibly the disposal of one or more of its remaining interests on an advantageous basis, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements; therefore, the Company may continue to seek additional equity or debt financing to generate funds.

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

Years ended January 31,	2013	2012
Salaries and benefits paid to directors and officers (1)	$505,259	$471,380
Share-based payments	$403,231	$501,799

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provided mine consulting services at the Goldwedge Project totaling $73,607 for the year ended January 31, 2013 (2012-$nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the year ended January 31, 2013 (2012- $nil) and John Fitzgerald, a past director received $9,900 for services in connection with the due diligence process for the Scorpio transaction (included in transactions costs, in the notes to the Financial Statements, under note 2(a)).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. (“Equity”), a company providing financial services to the Company. Services provided by Equity totaled $13,223 for the year ended January 31, 2013 (2012-$8,387).

Due to related parties balance as at January 31, 2013 consists of $nil (2012-$22,607), owing to the former CEO and $nil owing to Sharpe (2012-$12,416). In addition, included in accounts payable and accrued liabilities is $nil (2012 - $18,677), owing to the former CEO.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at January 31, 2013 and the date hereof, the Company had 83,953,825 common shares outstanding.

As of the date hereof, the Company had 3,050,000 stock options outstanding, as follows:

Number of Options	Exercise Price	Expiry Date
650,000	$0.10	June 26, 2014
2,400,000	$0.30	January 20, 2017

2,550,000 of the outstanding stock options are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of $145,000 and is seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities.

(c)

The Company’s wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorney’s fees and the costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favor of the plaintiff in the amount of $20,612. The amount is included in accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

(d)

On September 27, 2011, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of $171,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. At January 31, 2013, $171,000 remains outstanding.

(e)

During the year ended January 31, 2013, the Secretary of Labor, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105(c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments assessed a civil penalty of $20,875, which has been included in accounts payable and accrued liabilities for the year ended January 31, 2013. The complaint was settled and paid subsequent to the year-end.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

As noted under “Highlights”, the Company completed the recent Transaction with Scorpio. Management continues to meet with potential buyers of its remaining property interests.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

NEW SIGNIFICANT ACCOUNTING POLICIES

No new accounting policies were adopted during the year ended January 31, 2013.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the year ended January 31, 2013 and 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the year ended January 31, 2013 and 2012 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 3 of the audited consolidated financial statements for the years ended January 31, 2013 and 2012:

Critical accounting estimates

  the recoverability of sundry receivables that are included in the consolidated statements of financial position;
  the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
  Contingencies, as noted above under “Contingencies” and in note 19 to the consolidated financial statements.

Critical accounting judgments

  the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
  the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

  going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
  management's determination that the functional currency of the Company and each of its subsidiaries is the United States Dollar.

NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or (“IFRIC”) that are mandatory for accounting periods beginning after December 31, 2012 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IAS 32 Financial Instuments;Presentation

IAS 32 was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which as at January 31, 2013 totaled $147,782 (2012 - $5,810,547). Included in the Financial Statements is an accumulated deficit of $39,262,352 as at January 31, 2013 (2012 – $44,553,494).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2013 and 2012.

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash, when present, in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. At January 31, 2013 and the date hereof, the Company did not have any interest bearing debt. The Company’s interest bearing debt, the Gold Stream Facility, was assumed by Scorpio.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company’s marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013, would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders’ deficiency would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net income (loss) and comprehensive income (loss) would be affected by approximately $104,000.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at January 31, 2013 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself, is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards if mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings, is often uncertain and may be contested and subject to title defects.

Property Interests

The Company's gold and coal interests being the Dixie-Comstock Project, Fondaway Canyon Project and Kentucky Project (collectively “Property Interests”) are the Company’s remaining material projects. As noted under “Highlights”, the Company completed the recent Transaction with Scorpio and will currently be solely dependent upon these remaining Property Interests. As a result, any adverse developments affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. As of the date hereof, the Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold, other precious metals and coal. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. There is no guarantee that the Company’s exploration licenses will be extended or that new exploration licenses will be approved. In addition, such exploration licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Capital Investment

The ability of the Company to continue exploration and development of its property interests, should this be entertained, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, or be able to dispose of any or all of its remaining properties, they may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base, precious metal or coal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies” and may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert their focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

In contrast to the certificate required for Non-Venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the years ended January 31, 2013 and 2012.

	January 31, 2013 $	January 31, 2012 $
Detail
Corporate development	180,146	263,251
Insurance	28,533	22,841
Office and general	30,643	1,719
Professional fees	1,024,556	1,489,989
Consulting, wages and salaries	511,545	526,446
Share-based payments	429,496	503,942
Travel	38,938	-
Depreciation	379	931

Total	2,244,236	2,809,119